SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE TO
                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                         LIONS GATE ENTERTAINMENT CORP.
                       (Name of Subject Company (Issuer))

                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                       Icahn Partners Master Fund III LP
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                                Icahn Capital LP
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                     Common Shares, no par value per share
                         (Title of Class of Securities)

                                   535919203
                     (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                           Associate General Counsel
                Icahn Associates Corp. and Affiliated Companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4329
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on behalf of Filing Persons)

                           CALCULATION OF FILING FEE

Transaction Valuation: Not applicable     Amount of Filing Fee:  Not applicable


/ /  Check  the  box  if  any  part  of  the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party  tender  offer  subject  to  Rule  14d-1.

/ / issuer  tender  offer  subject  to  Rule  13e-4.

/ / going-private  transaction  subject  to  Rule  13e-3.

/ / amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

On February 16, 2010, Carl C. Icahn issued a press release, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR, HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING (1) WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

Exhibit 1


                             FOR IMMEDIATE RELEASE

                 ICAHN ANNOUNCES TENDER OFFER FOR COMMON SHARES
                       OF LIONS GATE ENTERTAINMENT CORP.


New York, New York, February 16, 2010
Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that certain of his affiliated entities (the "Icahn Group"), which collectively hold approximately 18.9% of Lions Gate Entertainment Corp.'s outstanding common shares, intend to initiate a tender offer (the "Offer") for up to 13,164,420 common shares of Lions Gate which, together with the common shares they already own, would constitute approximately 29.9% of the outstanding common shares of Lions Gate. The purchase price in the Offer will be USD $6.00 per share in cash. Shareholders will be entitled to elect to receive payment in Canadian dollars.

Among other customary conditions, the Offer will be conditioned on Lions Gate not entering into any material transaction outside of the ordinary course of business (including any acquisition of assets over $100 million, and any issuance of securities other than upon the exercise of currently outstanding options).

Lions Gate has stated that its senior revolving credit facility provides that a change of control, which includes a person or group acquiring ownership or control in excess of 20% of its outstanding common shares, will be an event of default that permits lenders to accelerate the maturity of borrowings thereunder. If such an event of default or acceleration occurs, it will not be a condition allowing the Icahn Group to withdraw the Offer. However, it is our understanding that any such event of default could be avoided through a waiver by the lenders under the senior revolving credit facility or through Lions Gate's prepayment or elimination of the senior revolving credit facility.

Additionally,  the  Offer  will  not  be  subject  to  financing.

The terms and conditions of the Offer will be set forth in an Offer to Purchase, Letter of Transmittal and other related materials to be distributed to holders of the Common Shares and filed with the SEC as exhibits to the Icahn Group's Schedule TO and with the Canadian securities authorities on SEDAR.


THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP WILL DISTRIBUTE TO HOLDERS OF COMMON SHARES AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR, HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING
(1) WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.